ISSUED ON BEHALF OF REED ELSEVIER PLC

Results of Annual General Meeting 2006

The Annual General Meeting of Reed Elsevier PLC was held on Tuesday 18 April 2006.

The table below displays the results of the poll on all 15 resolutions. Each shareholder, present in person or by proxy was entitled to one vote per share held.

RESOLUTION	FOR*	AGAINST		ABSTAIN**
1. Receipt of	939,713,877	5,135,718		15,044,848
Financial statements
2. Directors Remuneration Report 828,739,751		111,436,337	19,718,355
3. Declaration of final dividend	959,791,788	3,817		98,838
4. Re-appointment of auditors	926,778,251	24,060,436		9,055,756
5. Auditors’ remuneration	938,828,267	20,817,058		149,118
6. To elect as a director LA Hook 950,651,172		9,044,982	198,289
7. To re-elect as a director GJA van de Aast	956,827,042	2,910,675		156,726
8. To re-elect as a director MW Elliott	958,126,041	1,616,399		152,003
9. To re-elect as a director CJA van Lede948,049,805		5,621,927	6,222,711
10. To re-elect as a director DE Reid	958,125,963	1,603,641		164,839
11. To re-elect as a director P Tierney	956,788,214	2,924,804		181,425
12. Long Term Incentive Share Option Scheme	840,638,341	108,396,966		10,859,136
13. Allotment of unissued shares 926,058,743		33,658,053	177,647
14. Disapplication of pre-emption rights***	940,146,670	19,389,117		358,656
15. Authority to purchase own shares***	959,118,914	222,106	553,423

The total number of Ordinary Shares in issue, excluding Treasury shares at the close of business on Monday 17 April 2006 was 1,271,325,991

• Includes discretionary votes.

• An abstention is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

• Indicates Special Resolution.

Two copies of the resolutions passed as Special Business have been submitted to the UK Listing Authority and will be available for inspection at their Document Viewing Facility.